SWIRE PACIFIC

RECEIVED
2006 JUN 27 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/PAC1/24

22nd June 2006

06014687

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published on 22nd June 2006 in The Standard for your record.

PROCESSED
JUN 2 7 2006
THOMSON FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

dlw 6/27

Encl.
c.c. Brian Ho (BONY NY)

DF/RK/lt
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2006.doc

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

Announcement

Sale of Properties
Connected Transaction

The Directors announce that on 21st June 2006, the Company and Redhill have respectively entered into the Agreements with JSSHK for the sale of Cameron Lodge and 26/28 Severn Road to JSSHK for an aggregate consideration of HK$371,943,872.

As JSSHK is a substantial shareholder and hence a connected person of the Company, the Transaction constitutes a connected transaction for the Company and is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules.

THE AGREEMENTS dated 21st June 2006

Property:	Cameron Lodge
Consideration:	HK$195 million
Parties:	The Company, as vendor
	JSSHK, as purchaser

Property:	26/28 Severn Road
Consideration:	HK$175 million
Parties:	Redhill, as vendor
	JSSHK, as purchaser

Particulars of the Transaction

On 21st June 2006, the Company and Redhill have respectively entered into the Agreements with JSSHK for the sale of Cameron Lodge and 26/28 Severn Road to JSSHK.

The aggregate consideration for the Transaction is HK$371,943,872, comprising HK$195 million for Cameron Lodge, HK$175 million for 26/28 Severn Road and reimbursement of the renovation cost of Cameron Lodge amounting to HK$1,943,872 incurred by the Company in 2006. The aggregate consideration is payable in cash, with 10% paid upon entering into the Agreements and the remaining 90% at completion which is within 30 days from the date of the Agreements. JSSHK will bear the costs, including stamp duty, associated with the Transaction.

On completion of the Transaction, Cameron Lodge and 26/28 Severn Road will be owned by JSSHK.

Consideration for the Transaction

The consideration was determined after arm's length negotiation between the parties and having regard to independent valuation of HK$195 million for Cameron Lodge and HK$175 million for 26/28 Severn Road by DTZ Debenham Tie Leung as at 31st December 2005 undertaken for the purpose of preparing the audited consolidated accounts of the Company as at that date. Confirmation has been received from the Group's professionally qualified executives that the aggregate consideration of HK$371,943,872 for the sale of the Properties is fair and reasonable by reference to the independent valuation of the Properties as at 31st December 2005 and the valuation of the Properties on an open market basis as at the date of this announcement.

Cameron Lodge and 26/28 Severn Road were acquired by the Group in 1993 and 1979 and their book costs are HK$65 million and HK$10 million respectively. If measured against book costs, the Company would record profits of HK$130 million in respect of Cameron Lodge and HK$165 million in respect of 26/28 Severn Road which had been included in the change in fair value of investment properties reported in the Group's financial statements for the year ended 31st December 2005.

The Properties are currently leased to JSSHK at an arm's length rent, with net rental income attributable to Cameron Lodge and 26/28 Severn Road of HK$5.3 million and HK$3.2 million respectively for the year ended 31st December 2005.

REASONS FOR AND BENEFITS OF THE TRANSACTION

Cameron Lodge and 26/28 Severn Road are non-core assets in the Group's investment property portfolio and the Transaction enables Swire Pacific to realise cash from its investment in the Properties. The Group will apply the proceeds from the Transaction towards repayment of bank borrowings.

The Directors (including the independent non-executive Directors) consider that the Transaction is on normal commercial terms and in the ordinary and usual course of business of the Company, fair and reasonable and in the interests of the Company and its shareholders as a whole.

GENERAL

JSSHK is a substantial shareholder and hence a connected person of the Company. The applicable percentage ratios as defined under Rule 14.07 of the Listing Rules for the Transaction exceed 0.1% but are less than 2.5%. Accordingly, the Transaction constitutes a connected transaction for Swire Pacific and is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

"26/28 Severn Road"	The properties located at 26 and 28 Severn Road, The Peak, Hong Kong under Rural Building Lot No. 127 and No. 99 respectively.
"Agreements"	The sale and purchase agreements dated 21st June 2006 entered into between the Company and Redhill as vendors and JSSHK as purchaser in respect of the Transaction.
"Cameron Lodge"	The property known as "Cameron Lodge" located at 5 Mount Cameron Road, The Peak, Hong Kong under Rural Building Lot No. 326.
"Company" or "Swire Pacific"	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is investment holding.
"Directors"	The directors of the Company.
"Group"	Swire Pacific and its subsidiaries.
"JSSHK"	John Swire & Sons (H.K.) Limited, a company incorporated in Hong Kong, the principal activity of which is investment holding.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Properties"	Cameron Lodge and 26/28 Severn Road.
"Redhill"	Redhill Properties Limited, a wholly owned subsidiary of the Company, the principal activity of which is property investment.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Transaction"	The sale of the Properties pursuant to the terms of the Agreements.

The Directors of the Company as at the date of this announcement are:
Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho and K G Kerr and J R Slosar;
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: C K M Kwok, C Lee, M M T Yang, M C C Sze and V H C Cheng.

By Order of the Board
Swire Pacific Limited
David Fu
Company Secretary

Hong Kong, 21st June 2006